Exhibit 99.1

RITCHIE BROS. AUCTIONEERS INCORPORATED

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, British Columbia
V6X 4G5

2.	DATE OF MATERIAL CHANGE

August 4, 2004

3.	NEWS RELEASE

A press release announcing the material change was issued on August 4, 2004 in Canada and the United States through the CCN Mathews and filed on SEDAR.

4.	SUMMARY OF MATERIAL CHANGE

On August 4, 2004, the Company announced that David E. Ritchie will resign as the Company’s Chief Executive Officer effective October 31, 2004 and Peter James Blake has been appointed Chief Executive Officer effective November 1, 2004 and Robert S. Armstrong has been appointed Chief Financial Officer of the Company effective November 1, 2004.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On August 4, 2004, the Company announced that David E. Ritchie, one of the Company’s founders, its largest shareholder and currently Chairman and Chief Executive Officer, will resign as the Chief Executive Officer of the Company effective October 31, 2004. Mr. Ritchie will remain the Chairman of the Board of the Company. The Board of Directors has appointed Peter James Blake, currently Chief Financial Officer and Senior Vice-President, to be the Chief Executive Officer effective November 1, 2004 and Robert S. Armstrong, currently Corporate Secretary and Vice-President, Finance, to be the Chief Financial Officer effective November 1, 2004. Randall J. Wall will remain President and Chief Operating Officer and Robert K. MacKay will remain Executive Vice-President.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER — FOR FURTHER INFORMATION CONTACT:

Bob Armstrong
Vice-President, Finance
604-273-2101
barmstrong@rbauction.com

DATED at Vancouver, British Columbia, this 9th day of August, 2004.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Per: /s/ Robert S. Armstrong
Name:	Robert S. Armstrong
Title:	Vice-President, Finance

2